

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 22, 2021

Derek P. D'Antilio
Chief Financial Officer
IDEX Biometrics ASA
Dronning Eufemias gate 16
NO-0191 Oslo
Norway

> **Re: IDEX Biometrics ASA**
> **Amendment No. 2 to Registration Statement on Form F-1**
> **Filed February 19, 2021**
> **File No. 333-250186**

Dear Mr. D'Antilio:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 2 to Form F-1 filed February 19, 2021

Prospectus Summary
Recent Developments, page 4

1. We note your disclosure of preliminary revenue amounts for the fiscal quarter and year ended December 31, 2020. It appears this disclosure in isolation may provide an incomplete picture of your financial results. Please provide context for the preliminary revenues estimates by also disclosing net loss estimates, estimates of operating costs, or other line items for the same periods.

2.   We note your statement that your revenue estimates "could change." As you have chosen to disclose preliminary results, if true please clarify that the actual results are not expected to differ materially from those reflected in the preliminary results.

Principal Shareholders, page 95

3.   Your Principal Shareholders and Selling Shareholder tables contain information as of September 30, 2020. Please revise these tables to provide information as of the most recent practicable date.

       You may contact Joseph Cascarano, Senior Staff Accountant, at (202) 551-3376 or Robert Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Mitchell Austin, Staff Attorney, at (202) 551-3574 or Larry Spirgel, Office Chief, (202) 551-3815 with any other questions.

                                             Sincerely,

                                             Division of Corporation Finance
                                             Office of Technology

cc: Joshua A. Kaufman, Esq.